Exhibit 1.02

Conflict Minerals Report

of Interline Brands, Inc.

This document constitutes Interline Brands, Inc.’s Conflict Minerals Report for calendar year 2013. We have prepared this Conflict Minerals Report and are issuing it in accordance with the requirements of Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended, and in connection with Interline Brands, Inc.’s required disclosure filed on the specialized disclosure form (“Form SD”). All references to “Interline Brands”, “we”, “us” and “our” refer to Interline Brands, Inc. and its consolidated subsidiaries.

Rule 13p-1 implemented Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and requires SEC reporting companies, such as Interline Brands, that meet certain threshold requirements, to undertake a reasonable country of origin inquiry and supply chain due diligence on the source and chain of custody of the “conflict minerals” necessary to the functionality or production of any product manufactured or contracted to be manufactured by the reporting company. The term “conflict minerals” currently encompasses columbite-tantalite (coltan), cassiterite, and wolframite (or their derivatives, which are limited to tantalum, tin, and tungsten) and gold.

The goal of the reasonable country of origin inquiry and supply chain due diligence is to determine whether the conflict minerals necessary to the functionality or production of products manufactured or contracted to be manufactured by a company directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. We refer to this area as the “DRC region.” Reporting companies that are subject to Rule 13p-1 are required to make certain disclosures on Form SD and, in certain instances, an accompanying Conflict Minerals Report, which are filed with the Securities and Exchange Commission (“SEC”).

In order to satisfy the disclosure and filing requirements of Rule 13p-1 and Form SD, this Conflict Minerals Report includes:

•	a description of the measures we undertook in order to exercise due diligence on the country of origin and source and chain of custody of any necessary conflict minerals in our Covered Products (as defined below);

•	our determination regarding the conflict status of our Covered Products;

•	our risk mitigation strategies and steps to improve due diligence in the future; and

•	to the extent we are able to provide such information, a description of the facilities used to process our conflict minerals, the country of origin of our conflict minerals, and our efforts to determine the mine or location of origin of our conflict minerals.

We are a leading national distributor and direct marketer of broad-line maintenance, repair and operations (“MRO”) products. We have one operating segment, the distribution of MRO products into the facilities maintenance end-market. We stock approximately 100,000 MRO products in the following categories: janitorial and sanitation (“JanSan”); plumbing; hardware, tools and fixtures; heating, ventilation and air conditioning (“HVAC”); electrical and lighting; appliances and parts; security and safety; and other miscellaneous maintenance products. Our products are primarily used for the repair, maintenance, remodeling, and refurbishment of non-industrial and residential facilities. Although we primarily distribute products manufactured by third parties, we (1) manufacture a very limited number of specialty ventilation chimney maintenance products, and (2) contract to manufacture certain electrical, lighting, plumbing, fixtures and HVAC products (for purposes of this Conflict Minerals Report, such products containing necessary conflict minerals are deemed to be our “Covered Products”). For a complete description of our products, see our Form 10-K for the fiscal year ended December 27, 2013.

We are a downstream company that is several levels removed from the actual mining of the conflict minerals that are contained in our Covered Products and thus, we do not have direct visibility into the smelters and refiners of the conflict minerals contained in our Covered Products.

Reasonable Country of Origin Inquiry and Supply Chain Due Diligence

As an initial step, our Merchandising, Legal and Treasury departments worked to identify all Covered Products. After identifying our Covered Products for calendar year 2013, we commenced our reasonable country of origin inquiry and supply chain due diligence, which conformed to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework.

In order to conduct a reasonable country of origin inquiry and supply chain due diligence with respect to conflict minerals in our Covered Products in accordance with Rule 13p-1, we adopted our supplier questionnaire from the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). The template includes, for example, questions to elicit information regarding whether the supplier uses conflict minerals in its products and whether those minerals originate from the DRC region. It also requests a listing of all smelters and refiners from which the supplier directly or indirectly sources conflict minerals. We surveyed our suppliers of products or materials used in our Covered Products.

Following our receipt of questionnaire responses, we reviewed the supplier responses to confirm the validity and sufficiency of such responses, and to assess whether further diligence efforts were appropriate to satisfy our obligations under Rule 13p-1. Questionnaire responses were reviewed with the goal of identifying and assessing any red flags present. In addition, to the extent required, we followed up with certain suppliers to request additional information regarding the responses that were provided to our questionnaire. The results of the questionnaires and follow-up requests were shared with our senior management.

After completing the due diligence described above, and based on the representations we have received from our suppliers, we have no reason to believe that the necessary conflict minerals in our Covered Products originated in the DRC region. However, we were unable to definitively verify our suppliers’ representations prior to the date of this filing.

Risk Mitigation Strategies and Steps to Improve Due Diligence in the Future

In subsequent compliance periods, we intend to implement steps to improve the collection of due diligence data in order to continue mitigating the risk that conflict minerals used in our limited manufacture or contract to manufacture activities directly or indirectly finance or benefit armed groups in the DRC region. In order to improve due diligence data in the future, we intend to focus on working collaboratively with our suppliers to ensure that the objectives of Rule 13p-1 are met. We plan to submit follow-up and verification requests and, where necessary, to engage in telephone calls or face-to-face meetings with selected suppliers to define additional risk mitigation measures. In addition, we will continue to determine process improvements for the next reporting period by benchmarking information in competitors’ filings, remaining current on developments in cross-industry standards and insights, and incorporating, as appropriate, guidance from the SEC and comments and recommendations made by our consultants and legal counsel.

Description of Facilities Used to Process Conflict Minerals

The EICC and GeSI have developed a Conflict-Free Smelter (“CFS”) program, which is a voluntary program where an independent third party evaluates a smelter’s procurement activities and determines if the smelter demonstrated that all of the materials they processed originated from conflict-free sources. The EICC and GeSI publish a list of compliant smelters, which is currently updated quarterly. Our due diligence efforts enabled us to identify 11 smelters used to process some amounts of the conflict minerals in our supply chain. Of these, 4 smelters were included on the CFS’s list of compliant smelters and refiners as of April 7, 2014.1

[1]	While we believe it is reasonable for the 2013 reporting period to rely on the CFSI certification processes in connection with our required due diligence pursuant to the Rule, we are not making any representation as to the accuracy or sufficiency of the CFSI certification processes.

Although our efforts have enabled us to identify and obtain information regarding the above numbers of smelters and refiners, we are currently unable to determine the identity of every smelter and refiner of the necessary conflict minerals contained in the limited number of products that we manufacture or contract to manufacture. As part of our risk-mitigation strategy, we intend to work with our suppliers and sub-suppliers to improve supply chain transparency and obtain further information regarding the smelters and refiners of our necessary conflict minerals.

Country of Origin of Our Necessary Conflict Minerals

As noted above, we obtained representations from certain suppliers of products or materials related to our Covered Products that the necessary conflict minerals contained in such products did not originate in the DRC region. However, we were unable to obtain sufficient information from our suppliers to definitively determine the country of origin of all of our necessary conflict minerals.

Efforts to Determine the Mine or Location of Origin of Our Necessary Conflict Minerals

While our supplier questionnaire has elicited, or attempted to elicit, information on whether the conflict minerals contained in products or materials that we purchase originate from the DRC region, we have been unable, after the exercise of reasonable due diligence as described herein, to determine either the mine or location of origin of the necessary conflict minerals in our Covered Products. Our complex supply chain with its many tiers of intermediaries, suppliers and manufacturers between us and the mines from which our necessary conflict minerals originate, makes it extremely difficult for us to obtain any credible information regarding such mines.

Independent Private Sector Audit

An independent private sector audit of this Conflict Minerals Report was not required under Rule 13p-1, which provides for a temporary accommodation for the 2013 and 2014 reporting years.